2,900,461 Shares

                                [GRAPHIC OMITTED]

                                  Common Stock

                     -------------------------------------


     This prospectus relates to 2,900,461 shares of our common stock, par value $.001 per share, which will be sold at various times by the Selling Shareholders listed in this prospectus starting on page 11. More information about the shares is under "Description of Capital Stock."

     The Selling Shareholders may sell the shares of common stock in one or more transactions (which may include "block transactions") on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sales, at prices related to such prevailing market prices or at negotiated prices.

     Our shares are listed on the Nasdaq Stock Market under the symbol "ADSX." On July 19, 2000, the last reported sale price of our common stock was $3.06 per share. See "Price Range of Common Stock and Dividend Information."

     We  will  not  receive  any  proceeds  from  shares  sold  by  the  Selling
Shareholders and we will bear all the expenses incurred in connection with registering this offering of common stock.

     The Selling Shareholders may sell the shares of common stock directly or through underwriters, dealers or agents. They may also pledge some of the shares of common stock. This prospectus also relates to any sale of shares of common stock that might take place following any foreclosure of such a pledge. More information about the way the Selling Shareholders may distribute the common stock is under the heading "Plan of Distribution."

     See the information under the heading "Risk Factors" starting on page 3, which describes certain factors you should consider before purchasing the common stock.

     Our principal office is at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 366-4800.

                     -------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                     -------------------------------------


                 The date of this prospectus is August 15, 2000.

                                TABLE OF CONTENTS

About This Prospectus..........................................................2
Recent Developments............................................................2
Risk Factors...................................................................3
Our Business...................................................................7
Selling Shareholders..........................................................11
Description of Capital Stock..................................................12
Price Range of Common Stock and
Dividend Information..........................................................13
Plan of Distribution..........................................................14

Legal Opinion.................................................................14
Experts.......................................................................14
Where You Can Find More Information
      About Us................................................................15
Statements Regarding Forward-Looking
      Information.............................................................16
Unaudited Condensed Combined Pro
      Forma Financial Information.............................................17


                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the Selling Shareholders may, from time to time, sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information About Us."

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's offices mentioned under the heading "Where You Can Find More Information About Us."

                               RECENT DEVELOPMENTS

     On September 14, 1999, our subsidiary, IntelleSale.com, Inc., filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. In addition to IntelleSale.com selling primary shares, we expected to sell shares of IntelleSale.com's common stock as a selling shareholder. On January 31, 2000, we announced that we were postponing the proposed initial public offering of IntelleSale.com's common stock due to market conditions. Deferred initial public offering fees have been capitalized in anticipation of completing the initial public offering within the next fiscal year. On May 4, 2000, we announced that we had retained Prudential Securities Incorporated to assist in pursuing strategic alternatives regarding IntelleSale.com.

     On March 3, 2000, we announced, and on April 24, 2000, we signed a definitive merger agreement to acquire Destron Fearing Corporation, a Nasdaq listed company trading under the stock symbol "DFCO". Destron Fearing is a leading developer, manufacturer and marketer of a broad line of electronic and visual identification devices for companion animals, livestock, laboratory animals and wildlife. In this proposed transaction, we will issue 1.5 shares of our common stock in exchange for each share of common stock of Destron Fearing. The transaction is expected to close in August 2000, subject to the approval of both our and Destron Fearing's shareholders. Under the agreement, Destron Fearing would be merged into Digital Angel.net Inc., our wholly owned subsidiary. This transaction will be accounted for under the purchase method of accounting.

     On March 22, 2000, we filed a shelf registration statement to sell, from time to time, up to 3 million shares of our common stock. Proceeds from the sale were to be used for general corporate purposes, including the funding of future acquisitions. On April 5, 2000, we announced that we were postponing this offering because of adverse market conditions.

     During the second quarter of 2000 we acquired, in transactions accounted for under the purchase method of accounting:

     o 100% of the capital stock of Independent Business Consultants, a network integration company based in Valley Village, California, effective as of April 1, 2000;
     o 100% of the capital stock of Timely Technology Corp., a software developer and application service provider based in Riverside, California, effective as of April 1, 2000;
     o 100% of the capital stock of P-Tech, Inc., a software development company based in Manchester, New Hampshire, effective as of April 1, 2000; and
     o 100% of the capital stock of Computer Equity Corporation, a communications integration company based in Chantilly, Virginia, effective as of June 1, 2000.

     Business Divisions. Beginning in the fourth quarter of 1998 and continuing into 2000, we reorganized into six operating segments to more effectively and efficiently provide integrated communications products and services to a broad base of customers. During the second quarter of 1999, several adjustments were made to the composition of the Telephony, Internet and Non-core divisions to better align the strengths of the respective divisions with the objectives of those divisions. In October 1999, we disposed of the main business units comprising our Communication Infrastructure division and dissolved this group.


     In December 1999, our subsidiary, Digital Angel.net Inc., acquired the patent rights to a miniature digital transceiver, which we named "Digital Angel(TM)." While still in the development stage, we believe that this technology may be available for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-business security, locating lost or missing individuals, tracking the location of valuable property and pets and monitoring the medical conditions of at-risk patients. It is anticipated that the implantable device will send and receive data and would be able to use GPS (Global Positioning Satellite) technology for continuous tracking.


                                  RISK FACTORS


     You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be less or our financial condition to be less favorable than we expect. You should read this section together with the other information in, or incorporated herein by reference into, this prospectus.


     Forward Looking Statements and Associated Risk. This prospectus, including the information incorporated herein by reference, contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o    our growth strategies,

     o    anticipated trends in our business and demographics,

     o our ability to successfully integrate the business operations of recently acquired companies, and

     o    regulatory, competitive or other economic influences.


     We cannot be certain of future financial results. While we have been profitable for the last three fiscal years, future financial results are uncertain. During the three months ended March 31, 2000, we recognized a net loss. There can be no assurance that we will continue to be operated in a profitable manner. Profitability depends upon many factors, including the success of our various marketing programs, the maintenance or reduction of expense levels and our ability to successfully coordinate the efforts of the different segments of our business.


     Future sales of shares of our common stock could adversely affect the market price of our common stock. As of July 19, 2000, there were 59,017,635 shares of our common stock outstanding. In addition, 503 shares of our common stock are reserved for issuance in exchange for certain exchangeable shares issued by our Canadian subsidiary. As of July 19, 2000, since January 1, 2000, we have issued an aggregate of 10,758,012 shares of common stock, of which 6,630,069 were issued for acquisitions, 2,280,387 shares of common stock were issued as earnout payments in acquisitions, 45,925 shares were issued in exchange for the exchangeable shares of our Canadian subsidiary and the exchangeable shares of our former Canadian subsidiary, TigerTel Services, Limited, 1,297,090 shares were issued upon the exercise of options, 317,500 shares were issued upon the exercise of warrants, and 187,041 shares were issued under our employee stock purchase program.


     We have effected, and will continue to effect, acquisitions or contract for certain services through the issuance of common stock or our other equity securities, as we have typically done in the past. In addition, we have agreed to certain "price protection" provisions in prior acquisition agreements which may result in additional shares of common stock being issued. Such issuances of additional securities may be dilutive of the value of the common stock in certain circumstances and may have an adverse impact on the market price of the common stock.


     We face significant competition. Each segment of our business is highly competitive, and we expect that competitive pressures will continue. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. There can be no assurance that we will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.


     We face risks associated with acquisitions and expansion. We have engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to our lines of business, and we anticipate that such acquisitions will continue to occur. Our total assets were approximately $209.1 million as of March 31, 2000 and $229.0 million, $124.1 million, $61.3 million, $33.2 million and $4.1 million as of December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Net operating revenue was approximately $85.2 million and $51.6 million for the three months ended March 31, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Managing these dramatic changes in the scope of our business will present ongoing challenges to our management, and there can be no assurance that our operations as currently structured, or as affected by future acquisitions, will be successful.


     It is our policy to retain existing management of acquired companies, under the overall supervision of our senior management. The success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.


     We have entered into earnout arrangements with certain sellers under which they are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnouts are achieved, as of July 19, 2000, we were contingently liable for additional consideration of approximately $8.8 million in 2001, $3.0 million in 2002 and $2.0 million in 2004, of which $1.0 million would be payable in cash and $12.8 million would be payable in stock.


     We have entered into put options with the sellers of those companies in which we acquired less than a 100% interest. These options require us to purchase the remaining portion we do not own after periods ranging from four to five years from the dates of acquisition at amounts per share generally equal to 10% to 20% of the average annual earnings per share of the acquired company before income taxes for, generally, a two-year period ending on the effective date of the put multiplied by a multiple ranging from four to five. The purchases under these put options are recorded as changes in minority interest based upon current operating results. In June 2000, we entered into agreements to issue, in the aggregate, 2,252,070 shares of our common stock, 1,452,702 shares of which have been issued, to acquire $10.0 million in put options and to settle earnout payments in certain companies owned by our subsidiary, IntelleSale.com. These agreements superseded agreements entered into during the second quarter of 1999.


     Goodwill write-offs will reduce our earnings. As a result of the acquisitions we have completed through March 31, 2000, we have approximately $65.7 million of goodwill, $24.4 million of which is deductible for tax purposes, which is currently being amortized over 20 years at the rate of approximately $3.5 million per year, which reduces our net income and earnings per share. In addition, future acquisitions may also increase the existing goodwill and the amount of annual amortization, further reducing net income and earnings per share. As required by Statement of Financial Accounting Standards No. 121, we will periodically review our goodwill for impairment based on expected future undiscounted cash flows. If we determine that there is such impairment, we would be required to write down the amount of goodwill accordingly, which would also reduce our earnings.


     Our need for additional capital could adversely affect earnings and shareholder rights. We may require additional capital to fund growth of our current business as well as to make future acquisitions. However, we may not be able to obtain capital from outside sources. Even if we do obtain capital from outside sources, it may not be on terms favorable to us. Our current credit agreement with IBM Credit Corporation may hinder our ability to raise additional debt capital. If we raise additional capital by issuing equity securities, these securities may have rights, preferences or privileges senior to those of our common shareholders.


     We depend on key individuals. Our future success is highly dependent upon our ability to attract and retain qualified key employees. We are organized with a small senior management team, with each of our separate operations under the day-to-day control of local managers. If we were to lose the services of any members of our central management team, our overall operations could be adversely affected, and the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable. We have entered into employment contracts with our key officers and employees and certain subsidiaries. The agreements are for periods of one to ten years through June 2009. Some of the employment contracts also call for bonus arrangements based on earnings.


     We face risks that the value of our inventory may decline. We purchase and warehouse inventory, much of which is refurbished or excess inventory of personal computer equipment. As a result, we assume inventory risks and price erosion risks for these products. These risks are especially significant because personal computer equipment generally is characterized by rapid technological change and obsolescence. These changes affect the market for refurbished or excess inventory equipment. Our success will depend on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.


     We do not pay dividends on our common stock. We do not have a history of paying dividends on our common stock and we cannot assure you that any dividends will be paid in the foreseeable future. The Amended and Restated Term and Revolving Credit Agreement dated as of July 30, 1999, with IBM Credit Corporation, as amended, places restrictions on the declaration and payment of dividends. We intend to use any earnings which may be generated to finance the growth of our businesses.

     We may issue preferred stock. Our Board of Directors has the right to authorize the issuance of preferred stock, without further shareholder approval, the holders of which may have preferences over the holders of our common stock as to payments of dividends, liquidation and other matters.


     Our stock price may continue to be volatile. Our common stock is listed on The Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as the significant changes to our business resulting from continued acquisitions and expansions, quarterly fluctuations in our financial results or cash flows, shortfalls in earnings or sales below expectations, changes in the performance of other companies in our same market sectors and the performance of the overall economy and the financial markets could cause the price of our common stock to fluctuate substantially. During the 12 month period prior to July 19, 2000, the price per share of our common stock has ranged from a high of $18.00 to a low of $1.63.


     We are obligated to make termination payments upon a change of control. Our employment agreements with Richard Sullivan, Garret Sullivan and David Loppert include change of control provisions under which the employees may terminate their employment within one year after a change of control and are entitled to receive specified severance payments and/or continued compensation payments for sixty months. The employment agreements also provide that these executive officers are entitled to supplemental compensation payments for sixty months upon termination of employment, even if there is no change in control, unless their employment is terminated due to a material breach of the terms of the employment agreement. Also, the agreements for both Richard Sullivan and Garrett Sullivan provide for certain "triggering events," which include a change in control, the termination of Richard Sullivan's employment other than for cause, or if Richard Sullivan ceases to hold his current positions with us for any reason other than a material breach of the terms of his employment agreement. In that case, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to certain other compensation. Finally, the employment agreements provide for a gross up for excise taxes which are payable by these executive officers if any payments upon a change of control are subject to such taxes as excess parachute payments.

     Our obligation to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.


     Digital Angel may not be able to develop products from its unproven technology. In December 1999, Digital Angel acquired the patent rights to a miniature digital receiver named "Digital Angel(TM)." This technology is still in the development stage. Digital Angel's ability to develop and commercialize products based on its proprietary technology will depend on its ability to develop its products internally on a timely basis or to enter into arrangements with third parties to provide these functions. If Digital Angel fails to develop and commercialize products successfully and on a timely basis, it could have a material adverse effect on Digital Angel's business, operating results and financial condition.


     Year 2000 compliance. We have not experienced any significant Year 2000 related problems. During 1998 and 1999, we implemented a company wide program to ensure that we would be compliant prior to the Year 2000 failure dates. We have not experienced any Year 2000 compliance problems. However, we cannot make any assurances that unforeseen problems may not arise in the future.


     Software sold to consumers. During 1998 and 1999, we identified what we believe to be all potential Year 2000 problems with any of the software products we develop and market. However, our management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products have been identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we have provided and are continuing to provide recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware has led to, and could lead to further lawsuits against us. The outcome of any such lawsuits and the impact on us is not estimable at this time.


     We do not believe that the Year 2000 problem has had or will continue to have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, a vendor's ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements.


                                  OUR BUSINESS

General


     We are an emerging leader in the implementation of e-business solutions for the Internet through Computer Telephony Internet Integration (CTII(TM)) (the integration of computer, telecom and the Internet). Our goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. Our services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. We provide end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.


     We optimize and integrate key e-business processes through collaboration with our four technology groups, Telephony, Network, Internet and Applications. Our goal is to meet the challenge of the fundamental way businesses view the use of technology. Instead of looking at each of our four business groups as distinct and separate, we regard them as seamless and interrelated. The widely-used Internet Protocol is replacing the Circuit Switched network, resulting in a shift from traditional use of telephones, computers and the Internet into one dynamic network empowering the enterprise and eliminating all limitations, physical, structural or geographic.


     The  majority  of our  current  operations  are the result of  acquisitions completed during the last five years. Our net operating revenue was approximately $85.2 million and $51.6 million for the three months ended March 31, 2000 and 1999, respectively, and $336.7 million, $207.1 million, $103.2 million, $19.9 million and $2.3 million respectively, in 1999, 1998, 1997, 1996 and 1995. As of July 19, 2000, since 1995, we have completed 45 acquisitions. Management analyzes each acquisition opportunity using criteria including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team. As of July 19, 2000, since January 1, 2000, we have completed four acquisitions. We currently operate in the United States, Canada and the United Kingdom.


Core Business


     Our primary businesses, other than IntelleSale.com, the Non-Core Business Group and Digital Angel, are now organized into four business divisions:


         o Telephony--implements telecommunications and Computer Telephony Integration (CTI) solutions for e-business. We integrate a wide range of voice and data solutions from communications systems to voice over Internet Protocol and Virtual Private Networking
                 (VPN). We provide complete design, project management, cable/fiber infrastructure, installation and on-going support for the customers we support. On December 30, 1999, we sold our interest in our Canadian subsidiary, TigerTel, Inc. to concentrate our efforts on our domestic CTI solutions.


         o Network--is a professional services organization dedicated to delivering quality e-business services and support to our client partners, providing e-business infrastructure design and deployment, personal computer network infrastructure for the development of local and wide area networks as well as site analysis, configuration proposals, training and customer support services.


         o Internet--equips our customers with the necessary tools and support services to enable them to make a successful transition to implementing e-business practices, Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) solutions, website design, and application and internet access services to customers of our other divisions.

         o Applications--provides software applications for large retail application environments, including point of sale, data acquisition, asset management and decision support systems and develops programs for portable data collection equipment, including wireless hand-held devices. It is also involved in the design, manufacture and support of satellite communication technology including satellite modems, data broadcast receivers and wireless global positioning systems for commercial and military applications.


     As of March 31, 2000 and 1999 and as of December 31, 1999, 1998 and 1997, revenues from these four divisions together accounted for 26.7%, 40.3%, 38.2%, 35.9% and 40.5%, respectively, of our total revenues.


     IntelleSale.com. IntelleSale.com, Inc. sells refurbished and new computer equipment and related components online, through its website at www.IntelleSale.com, and through other Internet companies, as well as through traditional channels, which includes sales made by IntelleSale.com's sales force.


     As of March 31, 2000 and 1999 and as of December 31, 1999, 1998 and 1997, revenues from IntelleSale.com accounted for 59.7%, 33.2%, 42.5%, 29.4% and 38.2%, respectively, of our total revenues.


     On September 14, 1999, IntelleSale.com filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. In addition to IntelleSale.com selling primary shares, we expected to sell shares of IntelleSale.com stock as a selling shareholder. On January 31, 2000, we announced that we were postponing the proposed initial public offering of IntelleSale.com stock due to market conditions. Deferred initial public offering fees have been capitalized in anticipation of completing the initial public offering within the next year. On May 4, 2000, we announced that we had retained Prudential Securities Incorporated to assist in pursuing strategic alternatives regarding IntelleSale.com.


     The Non-Core Business Group. This group is comprised of seven individually managed companies whose businesses are as follows:


         o Gavin-Graham Electrical Products is a custom manufacturer of electrical products, specializing in digital and analog panelboards, switchboards, motor controls and general control panels. The company also provides custom manufacturing processes such as shearing, punching, forming, welding, grinding, painting and assembly of various component structures.


         o Ground Effects, Ltd., based in Windsor, Canada, is a certified manufacturer and tier one supplier of standard and specialized vehicle accessory products to the automotive industry. The company exports over 80% of the products it produces to the United States, Mexico, South America, the Far East and the Middle East.


         o       Hopper Manufacturing Co., Inc. re-manufactures and  distributes
                 automotive   parts.   This  primarily   includes   alternators,
                 starters, water pumps, distributors and smog pumps.


         o       Innovative  Vacuum  Solutions,   Inc.  designs,  installs   and
                 re-manufactures vacuum systems used in industry.

         o       Americom,  STC Netcom and ACT Leasing  are all  involved in the
                 fabrication,   installation   and   maintenance  of  microwave,
                 cellular and digital personal communication services towers.


     As of March 31, 2000 and 1999 and as of December 31, 1999, 1998 and 1997, revenues from the Non-Core business group, as well as the four disposed entities within our Communications Infrastructure group, accounted for 16.5%, 29.5%, 19.2%, 34.7% and 21.3%, respectively, of our total revenues.


     We had previously announced our intention to divest, in the ordinary course of business, these non-core businesses at such time and on such terms as our Board of Directors determines advisable. There can be no assurance that we will divest of any or all of these businesses or as to the terms or timing of any divestiture transaction.


Growth Strategy


     Our growth strategy is focused on internal expansion and growth through acquisitions. The following are the key elements of our strategy:


         o Become a Single Source e-Business Solutions Provider. We believe that our expertise in all four areas of our core competency will enable us to capitalize on the interest of businesses in fulfilling their e-business solutions through one provider.


         o Leverage of Existing Customer Relationships. We believe there are significant opportunities within and between each of our operating divisions to cross market our services to our existing client base.


         o Profit Center Management. While our corporate management team provides overall guidance, strategic direction and administrative support, our division presidents have responsibility for the day-to-day operations of their respective groups. We operate each business division as a largely autonomous profit center, which is held accountable for achieving its financial goals. This approach to management increases our responsiveness to changes in the marketplace and to our customers requirements and contributes to our ability to grow profitably.


         o Acquisitions. As of July 19, 2000, since 1995, we have completed 42 acquisitions. Management analyzes each acquisition opportunity using various criteria, including profitability over a two to three year period, the strength of the acquiree's balance sheet, the strength of its customer base and the experience of its management team.

                              SELLING SHAREHOLDERS


     The following table sets forth information regarding the ownership of our common stock by the Selling Shareholders and the shares being offered under this prospectus.


     We have issued the shares from time to time in various acquisition transactions. The registration of these shares has been effected pursuant to agreements entered into by us with the Selling Shareholders.


     The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the registration statement. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the Selling Shareholders.



--------------------------------------------------------------------------------------------------------
                                   Ownership Prior to the      Number of Shares        Ownership After
     Selling Shareholder                  Offering              Offered Hereby           the Offering
     -------------------                  --------              --------------           ------------
                                            Shares      %           Shares                 Shares     %
                                            ------     ---          ------                 ------    ---
Kerry G. Burst                              48,333      *           48,333   (1)               --     *
Jeff Francis                               143,916      *          143,916   (2)               --     *
John Vaughn                                143,916      *          143,916   (2)               --     *
Capital Alliance                            15,149      *           15,149   (2)               --     *
Robert W. Munson                           120,080      *          120,080   (3)               --     *
Enrica Carroll                             120,080      *          120,080   (3)               --     *
Scott A. Lines                              74,335      *           74,335   (3)               --     *
Susan S. Lines                              45,745      *           45,745   (3)               --     *
Chuck Sword                                 40,027      *           40,027   (3)               --     *
Michael Wayne Breindel                     450,219      *          450,219   (4)               --     *
Douglas Marlin.                            431,060      *          431,060   (4)               --     *
Kevin Barker.                               76,633      *           76,633   (4)               --     *
Gary D. and Sandra Hornbuckle              302,934      *           49,468   (5)          253,466     *
Sterling Hornbuckle                        126,708      *           15,220   (5)          111,488     *
Luis Alvarez                                11,416      *           11,416   (5)               --     *
Harvey Newman                              461,771      *          459,459   (6)            2,312     *
Martin Zuckerman                           456,441      *          441,441   (6)           15,000     *
Donna Pizarro                              112,613      *          112,613   (7)               --     *
Carl Saracino                              101,351      *          101,351   (8)               --     *
    Total                                3,282,727               2,900,461                382,266
                                   =======================================================================

 --------------------------

*    Represents ownership of less than one percent.
(1) Represents shares issued in connection with the 1999 earnout payment due under the terms of the acquisition agreement between us and the selling shareholder of The Americom Group, Inc., dated as of June 4, 1998.

(2) Represents shares issued in connection with the 1999 earnout payment due under the terms of the acquisition agreement between us and the selling shareholders of Port Consulting, Inc., dated as of May 20, 1999.

(3) Represents shares issued in connection with the first earnout payment due under the terms of the acquisition agreement between us and the selling shareholders of STR, Inc. dated as of June 30, 1999.

(4) Represents shares issued under the Agreement and Plan of Merger between us and Independent Business Consultants d/b/a Creative Computer Consultants Firm effective as of April 1, 2000.

(5) Represents shares issued in connection with the first earnout payment due under the terms of the acquisition agreement between us and the selling shareholder and assigns of Hornbuckle Engineering, Inc. dated as of June 30, 1999.

(6) Represents shares issued to the selling shareholders of PPL, Ltd, in consideration for their minority interest and in settlement of future earnouts payments.

(7) Represents shares issued to the selling shareholder of Pizarro ReMarketing, Inc. in consideration for her minority interest.

(8) Represents shares issued to the selling shareholder of Service Transport Company in consideration for his minority interest.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of our capital stock is subject to The General and Business Corporation Law of Missouri and to provisions contained in our Articles of Incorporation and Bylaws, copies of which are exhibits to our Registration Statement on Form S-3 to which this prospectus is a part, which are incorporated by reference into this prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.


Authorized Capital


     Our authorized capital stock consists of 80,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $10.00 par value. Holders of our common stock have no preemptive or other subscription rights.


Common Stock


     As of July 19, 2000, there were 59,017,635 shares of our common stock outstanding. In addition, 503 shares of our common stock are reserved for issuance in exchange for the exchangeable shares of our Canadian subsidiary.
As of June 30, 2000, there were 1,362 holders of record of our common stock.


     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our Board of Directors. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock.


     The transfer agent and registrar for the common stock is Florida Atlantic Stock Transfer, Inc.


Preferred Stock


     As of July 19, 2000, there was one share of our Class B Voting preferred stock outstanding and issued in the name of a trustee under a voting trust agreement. The Class B Voting preferred stock is entitled to a number of votes equal to the number of outstanding shares of ACT-GFX, Canada, Inc. that can be exchanged for our common stock (the "exchangeable shares"). As of July 19, 2000, there were 503 exchangeable shares outstanding and entitled to vote through the exercise by the trustee of voting rights under the voting trust agreement. The holders of our common stock and Class B Voting preferred stock vote together as a single class. The holder of the Class B Voting preferred stock is entitled to dividends and other rights economically equivalent to those of holders of our common stock.


     Pursuant to the voting trust agreement, each holder of exchangeable shares is entitled to instruct the trustee as to the voting of the number of votes attached to the Class B Voting preferred stock represented by such holders' exchangeable shares. The trustee will exercise each vote attached to the Class B Voting preferred stock only as directed by the relevant holder, and in the absence of instructions from such holder as to voting will not exercise such votes.


     Additional series of the preferred stock may be created and issued from time to time by our Board of Directors, with such rights and preferences as it may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without shareholder approval, our Board of Directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us.


Options and Warrants


     As of July 19, 2000 there were 918,200 issued and outstanding warrants to purchase shares of our common stock at a weighted average exercise price of $4.69 per share and options held by our employees to purchase 11,244,701 shares of our common stock at a weighted average exercise price of $2.24 per share. All of the warrants are currently exercisable. Of the outstanding options, 9,351,590 are now exercisable at a weighted average exercise price of $3.03 per share, and the rest become exercisable at various times over the next three years.


Indemnification


         Our bylaws require us to indemnify each of our directors and officers to the fullest extent permitted by law. An amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.


              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION


     Our common stock is listed on The Nasdaq National Market under the symbol "ADSX." The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.

                                                         High            Low
             1998
               First Quarter................              5.50           4.03
               Second Quarter...............              4.88           3.13
               Third Quarter ...............              3.50           1.56
               Fourth Quarter ..............              5.50           1.53
             1999
               First Quarter................              4.19           2.00
               Second Quarter...............              3.50           2.00
               Third Quarter................              3.38           1.69
               Fourth Quarter...............             16.00           1.63
             2000
               First Quarter................             18.00           6.50
               Second Quarter...............             10.25           2.97
               Third Quarter (through
                      July 19, 2000)........              3.63           3.00

Holders


     As of June 30, 2000, there were 1,362 holders of record of our common stock.

Dividends


     We have never paid cash dividends on our common stock. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our Board of Directors from time to time in the exercise of its business judgment. The IBM Agreement contains restrictions on our ability to declare and pay dividends.


                              PLAN OF DISTRIBUTION


     The Selling Shareholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchaser(s) of the shares of our common stock for whom they may act as agent or to whom they may sell as principals, or both. The Selling Shareholders may also pledge certain of the shares of our common stock from time to time, and this prospectus also relates to any sale of shares of our common stock that might take place following any foreclosure of such a pledge. The Selling Shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.


     We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the Selling Shareholders.


                                  LEGAL OPINION


     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.


                                     EXPERTS


     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements for the year ended December 31, 1997 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of Rubin, Brown,

Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Applied Digital Solutions, Inc. (formerly, Applied Cellular Technology, Inc.) dated August 12, 1999, have been so incorporated in reliance on the report of Di Pesa & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US


     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Commission and paying a duplicating charge. Please call the Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on The Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     The Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as amended on Form 10-K/A filed on June 23, 2000;

     2.   Quarterly Report of Form 10-Q for the quarter ended June 30, 2000;

     3.   Our  Quarterly  Report on Form 10-Q for the  quarter  ended  March 31,
          2000;

     4.   Our  Current  Report on Form 8-K dated April 25, 2000 (filed on May 1,
          2000);

     5. Our Current Report on Form 8-K dated April 12, 2000 (filed on April 13, 2000);

     6.   Our Current  Report on Form 8-K dated June 30, 2000 (filed on July 14,
          2000);

     7.   Our Current Report on Form 8-K/A filed on January 11, 2000;

     8.   Our Current Report on Form 8-K/A filed on August 12, 1999; and

     9. Our Registration Statement on Form 8-A filed on May 5, 1995, registering our common stock under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.


     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.


     WE WILL PROVIDE YOU WITH COPIES OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS (OTHER THAN EXHIBITS ATTACHED TO THOSE DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN), WITHOUT CHARGE. PLEASE DIRECT YOUR WRITTEN OR ORAL REQUEST TO APPLIED DIGITAL SOLUTIONS, INC., 400 ROYAL PALM WAY, SUITE 410, PALM BEACH, FLORIDA 33480; ATTENTION: KAY LANGSFORD, VICE PRESIDENT OF ADMINISTRATION (TELEPHONE: (561) 366-4800).


     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS
PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.


                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION


     This document and the documents incorporated in this document by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as "anticipates,"
"expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled "Risk Factors" that appears in this prospectus describe some, but not all, of the factors that could cause these differences.

          UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION


         The unaudited pro forma information set forth below gives effect to the acquisition of Bostek, Inc. and Affiliate and the financing of that acquisition as if it had occurred on January 1, 1999.


         The pro forma adjustments do not reflect any operating efficiencies and cost savings which may be achievable with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical sales for any future price changes nor any adjustments to selling and marketing expenses for any future operating changes.


         The following information is not necessarily indicative of the operating results that would have occurred had the merger been consummated on January 1, 1999. You should read the unaudited condensed combined pro forma statement of operations and the accompanying notes together with the historical financial statements of Bostek, Inc. and Affiliate and Applied Digital
Solutions, Inc. and Subsidiaries, including the notes thereto, both of which have been incorporated by reference into this Prospectus.

         UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
                      For the year ended December 31, 1999
                      (In thousands, except per share data)

                                                 Applied        Bostek, Inc.                       Applied
                                                 Digital       and Affiliate                       Digital
                                             Solutions, Inc.     Historical                    Solutions, Inc.
                                                Historical       (1/1/1999-      Pro Forma        Pro Forma
                                                12/31/1999     5/31/1999)(A)    Adjustments       12/31/1999
                                             -----------------------------------------------------------------

 Net operating income                           $336,741       $33,400                            $370,141
 Cost of goods sold                              241,790        29,596                             271,386
                                            ---------------------------------------------------------------

 Gross profit                                     94,951         3,804                              98,755

 Selling, general and administrative
   Expenses                                      (90,416)       (3,424)                            (93,840)
 Depreciation and amortization                    (9,687)          (10)        (447)   (B)         (10,144)
 Restructuring and unusual costs                  (2,550)            -                              (2,550)
 Gain on sale of subsidiary                       20,075             -                              20,075
 Interest income                                     616             -                                 616
 Interest expense                                 (3,842)         (151)        (352)   (C)          (4,345)
                                            ----------------------------------------------------------------

 Income before provision for income
   taxes, minority interest and
   extraordinary loss                              9,147           219         (799)                 8,567
 Provision for income taxes                        3,160            74         (298)   (D)           2,936
                                            ---------------------------------------------------------------

 Income before minority interest and
   extraordinary loss                              5,987           145         (501)                 5,631
 Minority interest                                   395             -            -                    395
                                            ---------------------------------------------------------------

 Income before extraordinary loss               $  5,592       $   145        $(501)              $  5,236
                                            ===============================================================

 Earnings per common share - basic
   Income before extraordinary loss             $   0.12           N/A          N/A               $   0.11

 Earnings per share - diluted
   Income before extraordinary loss             $   0.11           N/A          N/A                  $0.10

 Weighted average number of
   common shares outstanding - basic              46,814           N/A          N/A                 46,814

 Weighted average number of
   common shares outstanding - diluted            50,086           N/A          N/A                 50,086



The unaudited condensed combined pro forma statement of operations for the year ended December 31, 1999 gives effect to the consolidated results of operations for the year ended December 31, 1999 as if the acquisition of Bostek, Inc. and Affiliate occurred on January 1, 1999.

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


PRO FORMA ADJUSTMENTS TO THE UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ARE AS FOLLOWS:

(A) Represents the historical unaudited condensed combined results of Bostek, Inc. and Affiliate for the five months ended May 31, 1999. Bostek, Inc. and Affiliate was acquired by Applied Digital Solutions, Inc. effective June 1, 1999.

(B) The $447 increase in depreciation and amortization expense represents the estimated amount of goodwill amortization expense to be recorded for the five month period from January 1, 1999 to May 31, 1999, assuming straight line amortization of the $21,458 of goodwill related to the Bostek, Inc. and Affiliate acquisition over a twenty year period.

(C) The $352 increase in interest expense represents the increase to interest expense for the five month period from January 1, 1999 to May 31, 1999 associated with debt issued in connection with the purchase of Bostek, Inc. and Affiliate, based upon borrowing the $10,055 paid to the sellers at closing, at a 8.41% interest rate.

(D) The adjustment to the provision for income taxes results from providing for taxes at a 40% rate (net federal and state) against the pre-tax pro-forma adjustments.


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